Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction
Sino-Global Shipping New York Inc.	United States of America
Sino-Global Shipping LA Inc.	United States of America
Sino-Global Shipping Canada Inc.	Canada
Sino-Global Shipping Australia Pty Ltd.	Australia
Sino-Global Shipping (HK) Ltd.	Hong Kong
Trans Pacific Shipping Ltd.	People’s Republic of China
Ningbo Saimeinuo Supply Chain Management Ltd.	People’s Republic of China
Blumargo IT Solution Ltd.	United States of America
Bright Far East International Shipping Agency	United States of America
Sea Continent Management Ltd.	United States of America
Gorgeous Trading Ltd.	United States of America
Brilliant Warehouse Service Inc.	United States of America
Trans Pacific Logistic Shanghai Ltd.	People’s Republic of China
Sino-Global Shipping Agency Ltd.	People’s Republic of China
Hainan Saimeinuo Trading Ltd.	People’s Republic of China
Fangchenggang Branch	People’s Republic of China
Phi Electric Motor Inc.	United States of America